Exhibit 21.1
SUBSIDIARIES OF ARUBA NETWORKS, INC.

Jurisdiction of
Name	Incorporation/Organization
Aruba Wireless Networks Japan KK	Japan
Aruba (Europe) Ltd.	United Kingdom
Aruba Wireless Networks India Private Limited	Bangalore, India
Aruba Wireless Networks Singapore Private Limited	Singapore
Aruba Networks Netherlands BV	Netherlands
Aruba Networks Canada	Canada